Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollars in thousands)	2010	2009	2010	2009
Earnings: Loss before benefit from income taxes	$(117,569)	$(129,404)	$(177,313)	$(609,297)
Interest expense	281,020	283,988	816,827	822,678
Implicit interest in rents	3,607	3,935	11,353	14,796
Total earnings	$ 167,058	$ 158,519	$ 650,867	$ 228,177
Fixed charges: Interest expense	$ 281,020	$ 283,988	$ 816,827	$ 822,678
Implicit interest in rents	3,607	3,935	11,353	14,796
Total fixed charges	$ 284,627	$ 287,923	$ 828,180	$ 837,474
Ratio of earnings to fixed charges*	0.59	0.55	0.79	0.27

*

Earnings were insufficient to cover total fixed charges by $117.6 million for the three months ended September 30, 2010 and $177.3 million for the nine months ended September 30, 2010. Earnings were insufficient to cover total fixed charges by $129.4 million for the three months ended September 30, 2009 and $609.3 million for the nine months ended September 30, 2009.

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